

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Michael K. Slattery, Esq.
General Counsel
ADS Waste Holdings, Inc.
90 Fort Wade Road
Ponte Vedra, Florida 32081

> **Re: ADS Waste Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 5, 2015**
> **File No. 333-206508**

Dear Mr. Slattery:

We have reviewed your amended registration statement and your letter of correspondence dated November 5, 2015 and have the following comments.

Prospectus Summary, page 1

1.   We note your response to comment 1 of our letter dated October 15, 2015. Please revise your disclosure to include the amount of your indebtedness.

Summary Consolidated Financial Information and Other Data, page 14

2.   We note the measures Adjusted EBITDA from continuing operations excluding realized (loss) gain on fuel derivative instruments and Adjusted EBITDA margin from continuing operations excluding realized (loss) gain on fuel derivative instruments on pages 17, as well as the former measure on page 71. It is not clear to us why these measures are useful. Please explain and also address why the realized (loss) gain on fuel derivative instruments is specifically highlighted outside of Adjusted EBITDA from continuing operations.

Management's Discussion and Analysis, page 49

Liquidity and Capital Resources, page 71

3.   Please revise to disclose the reason for the working capital deficit at December 31, 2014 as it appears to have been accidentally omitted.

You may contact Jenn Do (Staff Accountant) at 202-551-3743 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: <u>Via E-Mail</u>
Jonathan M. DeSantis
Shearman & Sterling LLP